SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
December, 2007	333-06552

TEMBEC INDUSTRIES INC.
(Exact name of the registrant as specified in its charter)

MONTREAL, CANADA
(Jurisdiction of Incorporation or Organization)

800 Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F       X                                          Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _______                                                 No       X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST

Exhibit	Description

Exhibit 99.1	Annual Information Form for the fiscal year ended September 29, 2007.
Exhibit 99.2	Management’s Discussion and Analysis for the fiscal year ended September 29, 2007.
Exhibit 99.3	The Audited Consolidated Financial Statements of Tembec Industries Inc. for the fiscal year ended September 29, 2007, including report of independent chartered accountants with respect thereto.
Exhibit 99.4	Certification of the CEO.
Exhibit 99.5	Certification of the CFO.

TEMBEC INDUSTRIES INC.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

December 12, 2007

TEMBEC INDUSTRIES INC.

/s/ Antonio Fratianni
ANTONIO FRATIANNI
Vice President, General Counsel and Secretary